Exhibit 99.46

CHAP MERCANTILE INC.

#407, 11503 - 100 Avenue, Edmonton, Alberta, T5K 2K7

Telephone No: (780) 488-8390 Facsimile No: (780) 488-8390

PRESS RELEASE

January 27, 2004

Proposed Reorganization of the Company

Chap Mercantile Inc. (the "Company") announces that it intends to sell (the "Sale') its subsidiary, Dial Locksmith Ltd., for the sum of $325,000 to current insiders of the Company, subject to regulatory and shareholder approval. Shareholder approval for the Sale will be sought at the general meeting of shareholders scheduled for February 25, 2004. If the Sale is approved, the current board of directors will not seek re-election at the meeting, and a new board consisting of Geir Liland, Dr. John Ridley, and John G. Proust will be nominated for election. If the Sale is not approved, the current board of directors will stand for re-election at the meeting. The new directors have been granted a total of 450,000 options at $0.15 per share for a period of five years, subject to their election to the Board of Directors.

In conjunction with the proposed sale and change of management, previous management and major shareholders of the Company have agreed to sell an aggregate of 6,335,000 shares to a number of investors.

Upon completion of the proposed reorganization, the Company will have approximately $435,000 in cash, and will be seeking new assets or opportunities in the resource sector.

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Kruczko

President, at telephone (780) 488-8390